EXHIBIT 99.1

Ramat-Gan, Israel	B Communications Ltd. (the “Company”)	January 21, 2019

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

Notice of Offering of Equity Securities in Israel

The Company today announced that it conducted a private placement of 7,385,600 of its ordinary shares, NIS 0.1 par value, by means of an auction to certain institutional and “qualified” investors in Israel. The gross proceeds from the offering are expected to be approximately NIS 118,200,000.

The demand for the auction was high and the closing price of each ordinary share offered was approximately 15% higher than the opening price of the auction.

The offering was made to several “classified”/“institutional” investors and “qualified” investors (as defined under the exemptions of section 15 of the Israeli Securities Law, 5728-1968 and the First Schedule of the Israeli Securities Law) all pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act’).

The issuance of the ordinary shares is subject to exchange and regulatory approval.

Without derogating from the aforesaid, In the coming days and in accordance with the principal consents between the Debentures holder of the parent company Internet Gold - Golden Lines Ltd. (“Internet Gold”) and the trustee of the its debentures series, the parties will advance the possibility of a private placement to Internet Gold.

This report is not an offer of the securities for sale in the United States. The securities may not be offered or sold in the united states absent registration or an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. B Communications will not make any public offering of the securities in the United States.  The securities have not been and will not be registered under the U.S. Securities Act. This report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.